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Cascal N.V. Completes Acquisition of Majority Stake
in Zhumadian China Water Company
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Company now provides water and wastewater services to 4 million customers worldwide

London, U.K., July 23, 2008 - Cascal N.V. (NYSE: HOO) (“the Company”), a leading provider of water and wastewater services in seven countries, today announced that its China Water subsidiary has completed the previously announced acquisition of a 51 percent stake in an equity joint venture in Zhumadian City, China. The new joint venture company, Zhumadian China Water Company, which partners Cascal with the Zhumadian Bangye Water Group, has formally commenced operations, effective immediately. The new joint venture company received its business license from the Zhumadian municipal government on June 19, 2008.

To complete the transaction, the existing water infrastructure was transferred to the new joint venture company, and Cascal delivered the purchase consideration for its 51% equity stake (approximately $18 million) on July 23, 2008. Over the next 18 months, the new company will invest an estimated $25 million to complete the construction of an additional 26 million gallons per day water treatment plant and the associated infrastructure, representing a total investment of $42 million. Over the initial 3 years, Cascal expects the new company to achieve revenues rising from approximately $6 million to approximately $13 million, and EBITDA margins improving from slightly below 50 percent to approximately 60 percent.

“We are very pleased to have successfully completed the Zhumadian transaction. We intend to turn our focus to both rapidly increasing the treatment capacity and improving the quality and efficiency of services,” said Cascal Chief Executive Officer, Stephane Richer. “Zhumadian’s population has been rapidly growing and its economy has enjoyed double-digit growth in recent years. We look forward to providing high-quality water services to our new residential, industrial and commercial customers, representing a population of approximately 400,000.”

Cascal’s China Water subsidiary is firmly established and growing in China and currently operates long-term projects in Fuzhou, Yanjiao, Xinmin, Qitaihe, Yancheng and now Zhumadian, providing water services to more than 1.5 million residents.

About Cascal N.V.

Cascal provides water and wastewater services to its customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately 4 million.

Forward-looking statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2008, filed with the SEC on June 25, 2008. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.
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